UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

FORM 15-12G/A
Amendment No. 1

CERTIFICATION AND NOTICE OF TERMINATION OF REGISTRATION UNDER SECTION 12(G)
OF THE SECURITIES EXCHANGE ACT OF 1934 OR SUPENSION OF DUTY TO FILE REPORTS
UNDER SECTIONS 13 AND 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

COMMISSION FILE NO. 000-27631

FRANCHISE HOLDINGS INTERNATIONAL, INC.
Formerly known as
TMANglobal.com, Inc.

NEVADA	65-078227
(STATE OR OTHER JURISDICTION OF	I.R.S. EMPLOYER
INCORPORATION OR ORGANIZATION)	IDENTIFICATION NUMBER

5910 South University Blvd, C-18, Unite 165	80121-2800
(ADDRESS OF PRINCIPAL EXECUTIVE OFFICES)	(ZIP CODE)

(303) 220-5001
(Registrant's telephone number, including area code)

Title of each class of securities covered by this form:
Common Stock, $0.001 par value per share

Titles of all other classes of securities for which a duty to file reports under section 13(a) or 15(d) remains: None

We filed a Form 15 on March 18, 2003. In this regard, we are withdrawing the subject filing as having been filed in error. The original Form 15 filing is hereby superseded and revoked. We will now be required to submit filings under Section 12g of the Securities Exchange Act of 1934, as amended.
Approximate number of holders of record as of the certification or notice date: 93

Pursuant to the requirements  of the  Securities  and Exchange Act of 1934, the registrant  has caused this  certification/notice  to be signed on its behalf by the undersigned duly authorized person.

FRANCHISE HOLDINGS INTERNATIONAL, INC.

Date: April 24, 2009	By:	/s/ A.J. Boisdrenghien
A.J. Boisdrenghien President